Invesco Advisers, Inc.
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919
www.invesco.com
December 22, 2010
Via EDGAR
Vincent Di Stefano
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:         AIM Investment Securities Funds (Invesco Investment Securities Funds)
File Nos: 811-05686 and 033-39519
Dear Mr. Di Stefano:
     On behalf of AIM Investment Securities Funds (Invesco Investment Securities Funds) (the “Registrant”), below you will find the Registrant’s responses to the comments conveyed by you in December, 2010, with regard to Post-Effective Amendment No. 49 under the Securities Act of 1933 and Amendment No. 53 under the Investment Company Act of 1940 (the “Amendment”) to the Registrant’s registration statement on Form N-1A. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 15, 2010, pursuant to the Investment Company Act of 1940, as amended, and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective December 22, 2010.
     For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.
Invesco Van Kampen Corporate Bond Fund
1. Comment: Remove the first footnote following the fee table that refers to estimated amounts of “Other Expenses” and “Total Annual Operating Expenses” as this Fund is not new.

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December 22, 2010
Response: The Registrant respectfully declines to take this comment. The Fund was registered with the SEC during February, 2010. On June 1, 2010, the Fund acquired the assets of a corresponding fund formerly advised by Morgan Stanley or Van Kampen. As such, the Fund has not completed a full fiscal year under Invesco service agreements and pricing methodologies, and amounts for “Other Expenses” and “Total Annual Fund Operating Expenses” will be estimated until the Fund has been advised by Invesco Advisers, Inc. for a complete fiscal year.
2. Comment: Rewrite the third paragraph of the section, Fund Summary — Principal Investment Strategies of the Fund,” and the corresponding paragraph in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies,” in plain English.
Response: The paragraph has been rewritten as follows:
“The portfolio managers utilize an appropriate benchmark index in structuring the portfolio. The portfolio managers decide on appropriate risk factors such as sector and issuer weightings and duration relative to that benchmark. The portfolio managers then employ proprietary technology to calculate appropriate position sizes for each of these risk factors. In doing so, the portfolio managers consider recommendations from a globally interconnected team of specialist decision makers in positioning the Fund to generate alpha (specific factors affecting the return on investments in excess of the benchmark)
The portfolio managers generally rely upon a team of market-specific specialists for trade execution and for assistance in determining the most efficient way (in terms of cost-efficiency and security selection) to implement those recommendations. Although a variety of specialists provide input in the management of the Fund, the portfolio managers retain responsibility for ensuring the Fund is positioned appropriately in terms of risk exposures and position sizes.
Specialist decision makers employ a bottom-up approach to recommend larger or smaller exposure to specific risk factors. In general, specialists will look for attractive risk-reward opportunities and securities that best enable the Fund to pursue those opportunities. The portfolio managers rely on these decision makers and market specific specialists for adjusting the Fund’s risk exposures and security selection on a real-time basis using proprietary communication technology. Portfolio managers retain discretion for deciding how risk positions are implemented. Investment professionals that factor in economic and credit-related fundamentals, market supply and demand, market dislocations and situation-specific opportunities decide to purchase or sell securities using their relative value considerations. The purchase or sale of securities may be related to a decision to alter the Fund’s macro risk exposure (e.g. duration, yield, curve positioning, sector exposure), a need to limit or reduce the Fund’s exposure to a particular security or issuer, degradation of an issuer’s credit quality, or general liquidity needs of the Fund.”
3. Comment: The fourth paragraph of the section, “Fund Summary — Principal Investment Strategies of the Fund,” and the corresponding paragraph in the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Principal Investment

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Strategies and Risks,” discusses derivative instruments. Include more specific derivative disclosure. How does the Fund use derivatives to achieve its investment goal?
Response: The last two sentences of the fourth paragraph have been replaced by the following language and corresponding risks have been added to the “Fund Summary — Principal Risks of Investing in the Fund” and “Investment Objectives, Strategies Risks and Portfolio Holdings — Principal Investment Strategies and Risks,”:
“The Fund invests from time to time in derivative instruments such as futures contracts and swap agreements, including but not limited to interest rate futures, credit default swaps, and engages in mortgage dollar roll transactions, a form of repurchase agreement activity in the to-be-announced (TBA) market for agency MBS. These strategies are implemented within the risk profile of the guidelines set forth in the prospectus. The Fund may engage in dollar roll transactions to enhance the Fund’s return on cash.”
4. Comment: Is commercial paper a principal investment strategy of the Fund? Commercial paper is included as bullet (c) in the eighth paragraph of “Investment Objectives, Strategies Risks and Portfolio Holdings — Objective and Strategies.”
Response: Cash equivalents holdings, that may include high quality commercial paper as described here, are present in the portfolio, arising from regular daily investment activities in the fund. Cash equivalents are also necessary for maintaining adequate fund liquidity. Commercial paper is included here in the context of fully describing the universe of “investment grade securities” that may be held by the Fund from time to time in our effort to remain fully invested while maintaining adequate amounts of liquidity for investment purposes and shareholder needs.
5. Comment: In the section, “Investment Objectives, Strategies Risks and Portfolio Holdings — Risks,” the Derivatives Risk states “The Fund may, but is not required to, use various investment strategies...” Are derivatives a principal investment strategy of the Fund?
Response: Derivatives are a principal investment strategy of the Fund and the Derivatives Risk has been revised, “The Fund uses various investment strategies...”
6. Comment: Consider whether Correlation Risk and Turnover Risk should be included in the Prospectus.
Response: Correlation Risk is not a principal risk of the Fund. Turnover Risk is included if the portfolio turnover rate reaches 100% or more.
     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert this action as defense in any

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proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please do not hesitate to contact me at (713) 214-1968 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,
/s/ Stephen R. Rimes
Stephen R. Rimes, Esq.
Assistant General Counsel